Exhibit 99.1

INDUSTRIAS BACHOCO ANNOUNCES THIRD QUARTER 2021 RESULTS

Celaya, Guanajuato, Mexico – October 25th, 2021

Industrias Bachoco, S.A.B. de C.V., “Bachoco” or “the Company”, (NYSE: IBA; BMV: Bachoco) announced today its unaudited results for the third quarter (“3Q21”) and first nine months of 2021 (“9M21”) ended on September 30th, 2021. All figures have been prepared in accordance with International Financial Reporting Standard (“IFRS”) and are presented in nominal million Mexican Pesos (“$”).

HIGHLIGHTS 2021

•	Net sales increased 10.6% in 3Q21 and 19.8% in 9M21.
•	SG&A expenses as a percentage of net sales were 8.9% in 3Q21 and 8.5% in 9M21.
•	EBITDA margin was 5.6% for 3Q21 and 10.7% for the 9M21
•	Earnings per basic and diluted share were $1.41 for 3Q21 and $7.37 for 9M21.

CEO COMMENTS

Mr. Rodolfo Ramos Arvizu, Chief Executive Officer of Bachoco, stated: “This was a typical third quarter for the Company, in terms of seasonality, with chicken prices at their weakest as compared to the first half of the year.

In México, we observed lower demand which negatively affected our prices. Unlike the U.S., where main commodity prices remained strong for most of the quarter.

In terms of cost of sales, prices of corn and soybean meal remained high when compared to previous years, fully impacting our cost in México and the U.S. As a result, our cost of sales was 16.6% higher than reported in 3Q20.

The behavior in pricing and the increase in cost led us to an EBITDA of $1,127.4 million and a margin of 5.6% for the 3Q21 compared to the $1,828.2 million and margin of 10.0% of the same period of 2020. On the other hand, for the nine months of the year 2021, the EBITDA margin was 10.7%, higher when compared to 6.4% EBITDA margin of the same period of 2020.

Despite the challenging conditions of this quarter, the Company remained in a healthy financial condition as we reached a net cash level of $18,269.7 million, which will allow us to continue to support our growth plans.”

EXECUTIVE SUMMARY

The following financial information is expressed in millions of nominal pesos, except for amounts per share or per ADR, with comparative figures for the same period in 2020.

QUARTERLY RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Net Sales	20,229.0	18,292.4	1,936.6	10.6
Net sales in Mexico	14,963.8	13,114.4	1,849.4	14.1
Net sales in the U.S.	5,265.2	5,178.0	87.2	1.7

NET SALES BY SEGMENT
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Net Sales	20,229.0	18,292.4	1,936.6	10.6
Poultry	17,765.7	16,226.6	1,539.1	9.5
Other	2,463.3	2,065.7	397.6	19.2

NET VOLUME SOLD BY SEGMENT

In tons			Change
	3Q21	3Q20	Volume	%
Total sales volume:	570,381	568,470	1,911.2	0.3
Poultry	442,665	434,272	8,392.9	1.9
Others	127,716	134,198	(6,481.7)	(4.8)

The Company’s 3Q21 net sales totaled $20,229.0 million; $1,936.6 million or 10.6% higher than the $18,292.4 million reported in 3Q20. The increase is a result of better prices in all our business lines.

In 3Q21, sales of our U.S. operations represented 26.0% and compared to 28.3% in the 3Q20.

GROSS PROFIT
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Cost of sales	17,619.0	15,107.6	2,511.4	16.6
Gross profit	2,610.0	3,184.7	(574.8)	(18.0)
Gross margin	12.9%	17.4%	-	-

In 3Q21, cost of sales was $17,619.0 million; $2,511.4 million or 16.6% higher than the $15,107.6 million reported in 3Q20. This increase was mainly attributed to higher unit cost in our main business lines mainly as a result of higher raw material costs in peso terms.

The Company´s gross profit in 3Q21 was $2,610.0 million, lower than the gross profit of $3,184.7 million in 3Q20, with a gross margin of 12.9% for 3Q21 vs 17.4% in 3Q20.

Selling, general and administrative expenses (“SG&A”)
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Total SG&A	1,790.9	1,600.8	190.1	11.9

Total SG&A expenses in 3Q21 were $1,790.9 million; $190.1 million higher than the $1,600.8 million reported in 3Q20. Total SG&A expenses as a percentage of net sales represented 8.9%, slightly higher than the 8.8% in 3Q20.

other income (expense), net
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Other income (expense), net	(80.7)	(99.2)	18.5	(18.7)

This item mainly includes the sale of unused assets as well as hens and other by-products. We record such sales as expenses when the sale price is below the book value of those assets.

In 3Q21, we recorded other expenses of $80.7 million, compared with other expenses of $99.2 million reported in 3Q20.

OPERATING INCOME
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Operating income	738.4	1,484.8	(746.4)	(50.3)
Operating margin	3.7%	8.1%	-	-

Operating income in 3Q21 totaled $738.4 million; $746.4 million lower than the Operating income of $1,484.8 million reported in 3Q20. This represents an Operating margin of 3.7% for 3Q21, versus an Operating margin of 8.1% in the same period of 2020. The decrease in Operating income is mainly attributed to higher cost of sales as a result of higher raw material costs both in USD and peso terms.

NET FINANCIAL INCOME
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Net Financial Income	459.6	(267.5)	727.1	(271.8)
Financial Income	527.5	(212.9)	740.4	(347.8)
Financial Expense	67.9	54.6	13.4	24.5

In 3Q21, the Company reported net financial income of $459.6 million, compared to a net financial expense of $267.5 million reported in the same period of 2020. The increase is mainly attributed to higher exchange rate gains.

TAXES FOR THE PERIOD
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Total Taxes	380.6	359.2	21.5	6.0
Income tax	(275.3)	114.5	(389.7)	(340.5)
Deferred income tax	655.9	244.7	411.2	168.0

Total taxes for the 3Q21 were $380.6 million, which is higher when compared with total taxes of the same period of 2020.

NET CONTROLLING INTEREST INCOME
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Net income	817.4	858.1	(40.8)	(4.7)
Net margin	4.0%	4.7%	-	-
Non-Controlling Interest income	(26.4)	30.1	(56.5)	n/a
Net controlling interest income	843.8	828.0	15.8	1.9
Basic and diluted income per share[1]	1.41	1.38	0.03	n/a
Basic and diluted income per ADR[2]	16.88	16.56	0.3	n/a
Weighted average Shares outstanding[3]	599,734	599,823	-	-

1 In pesos

2 in pesos, one ADR equals to twelve shares

3 In thousands of shares

Net controlling interest income for 3Q21 was $843.8 million, representing a basic and diluted income per share of $1.41 pesos, compared with a net controlling interest income of $828.0 million, which represented a $1.38 pesos of income per share in 3Q20.

EBITDA
In millions of pesos	3Q21	3Q20	Change
	$	$	$	%
Net controlling interest income	843.8	828.0	15.8	1.9
Income tax expense (benefit)	380.6	359.2	21.5	6.0
Result in associates	(26.4)	30.1	(56.5)	(187.7)
Net finance (income) expense	(459.6)	267.5	(727.1)	(271.8)
Depreciation and amortization	389.0	343.4	45.5	13.3
EBITDA	1,127.4	1,828.2	(700.8)	(38.3)
EBITDA Margin (%)	5.6%	10.0%	-	-
Net revenues	20,229.0	18,292.4	1,936.6	10.6

EBITDA in 3Q21 reached $1,127.4 million representing an EBITDA margin of 5.6%, compared to an EBITDA of $1,828.2 million in 3Q20, with an EBITDA margin of 10.0%.

ACCUMULATED RESULTS

NET SALES BY GEOGRAPHY
In millions of pesos	9M21	9M20	Change
	$	$	$	%
Net Sales	60,447.5	50,462.7	9,984.9	19.8
Net sales in Mexico	45,530.7	35,521.9	10,008.8	28.2
Net sales in the U.S.	14,916.8	14,940.8	(23.9)	(0.2)

NET SALES BY SEGMENT
In millions of pesos	9M21	9M20	Change
	$	$	$	%
Net Sales	60,447.5	50,462.7	9,984.9	19.8
Poultry	52,920.0	45,185.7	7,734.3	17.1
Other	7,527.5	5,277.0	2,250.6	42.6

NET VOLUME SOLD BY SEGMENT

In metric tons			Change
	9M21	9M20	Volume	%
Total sales volume:	1,712,125	1,711,165	960.0	0.1
Poultry	1,301,129	1,324,924	(23,794.4)	(1.8)
Others	410,995	386,241	24,754.3	6.4

During the 9M21, net sales totaled $60,447.5 million; $9,984.9 million or 19.8% more than the $50,462.7 million reported in the same period of 2020.

In 9M21, sales of our U.S. operations represented 24.7% of our total sales, compared with 29.6% in 9M20.

OPERATING RESULTS

	9M21	9M20	Change
	$	$	$	%
Cost of Sales	49,659.7	43,239.4	6,420.3	14.8
Gross Profit	10,787.9	7,223.3	3,564.6	49.3
Total SG&A	5,157.4	4,740.5	416.9	8.8
Other Income (expense)	(244.3)	(311.2)	66.9	(21.5)
Operating Income	5,386.1	2,171.5	3,214.6	148.0
Net Financial Income	682.2	2,036.8	(1,354.5)	(66.5)
Income Tax	1,733.3	1,208.3	525.0	43.4
Net Income	4,335.1	3,000.0	1,335.1	44.5
Non-controlling interest	(85.8)	40.2	(126.0)	(313.2)
Net controlling interest Income	4,420.9	2,959.8	1,461.1	49.4

In the 9M21, the cost of sales totaled $49,659.7 million; $6,420.3 million or 14.8% higher than $43,239.4 million reported in the 9M20.

As a result, we reached a gross profit of $10,787.9 million and a gross margin of 17.8% in 9M21, when compared to $7,223.3 million of gross profit and a gross margin of 14.3% reached in the same period of 2020.

Total SG&A expenses in 9M21 were $5,157.4 million; $416.9 million or 8.8% more than the $4,740.5 million reported in 9M20. In 9M21 total SG&A expenses as a percentage of net sales represented 8.5% lower when compared to the 9.4% on 9M20.

In 9M21 we had other expenses of $244.3 million, compared with other expenses of $311.2 million reported in 9M20.

The operating income in 9M21 was $5,386.1 million, which represents an operating margin of 8.9%, an increase from an operating income of $2,171.5 million and an operating margin of 4.3% in 9M20.

The net financial income in 9M21 was $682.2 million lower when compared to the net financial income of $2,036.8 million in 9M20.

Total taxes were $1,733.3 million as of September 30th, 2021. These taxes include $1,054.0 million of income tax and $679.2 million of deferred income taxes. This figure compares to total taxes of $1,208.3 million in 9M20; the increase was mainly attributed to a higher income before taxes.

All the above resulted in a net controlling interest income of $4,420.9 million in the 9M21, which represents $7.37 pesos of earnings per share; while in the 9M20 the net controlling interest income totaled $2,959.8 million, and $4.93 pesos of earnings per share.

EBITDA
In millions of pesos	9M21	9M20	Change
	$	$	$	%
Net controlling interest profit	4,420.9	2,959.8	1,461.1	49.4
Income tax expense (benefit)	1,733.3	1,208.3	525.0	43.4
Result in associates	(85.8)	40.2	(126.0)	(313.2)
Net finance (income) expense	(682.2)	(2,036.8)	1,354.5	(66.5)
Depreciation and amortization	1,092.1	1,041.6	50.5	4.8
EBITDA	6,478.2	3,213.1	3,265.1	101.6
EBITDA Margin (%)	10.7%	6.4%	-	-
Net revenues	60,447.5	50,462.7	9,984.9	19.8

EBITDA in 9M21 reached $6,478.2 million, representing an EBITDA margin of 10.7%, compared to EBITDA of $3,213.1 million in 9M20, with an EBITDA margin of 6.4%.

BALANCE SHEET

BALANCE SHEET DATA
In millions of pesos	Sep 30, 2021	Dec. 31st, 2020	Change
	$	$	$	%
TOTAL ASSETS	63,262.3	58,475.0	4,787.3	8.2
Cash and cash equivalents	20,088.0	19,242.4	845.6	4.4
Accounts receivable	4,743.4	4,366.7	376.7	8.6
TOTAL LIABILITIES	15,601.5	14,548.2	1,053.3	7.2
Accounts payable	6,503.2	5,834.0	669.3	11.5
Short-term debt	1,818.3	1,251.7	566.6	45.3
Long-term debt	-	1,460.4	(1,460.4)	(100.0)
TOTAL STOCKHOLDERS’ EQUITY	47,660.8	43,926.8	3,734.0	8.5
Capital stock	1,174.2	1,174.3	(0.1)	(0.0)

Cash and equivalents as of September 30th, 2021 totaled $20,088.0 million vs $19,242.4 million as of December 31, 2020.

Total debt as of September 30th, 2021 was $1,818.3 million, compared to $2,712.1 million reported as of December 31, 2020.

Net cash as of September 30th, 2021 was $18,269.7 million, compared to net cash of $16,530.3 million as of December 31, 2020.

CAPITAL EXPENDITURES
In millions of pesos	9M21	9M20	Change
	$	$	$	%
Capital Expenditures	2,251.1	1,570.1	681.0	43.4

Total CAPEX for the 9M21 was $2,251.1 million vs $1,570.1 million in 9M20, mainly allocated toward organic growth and productivity projects across all of our facilities.

STOCK INFORMATION

As of September 30, 2021
Total Shares	600,000,000
Total free float	26.75%
Market cap (millions of pesos)	$45,588

Source: Yahoo Finances

SHARE PRICE

	Mexican Stock Exchange			The New York Stock Exchange
	Ticker Symbol: Bachoco			Ticker Symbol: IBA
	In nominal pesos per Share			In U.S. Dollar per ADR
Month	High	Low	Close	High	Low	Close
Sep-21	77.07	73.02	75.98	47.11	43.82	44.20
Aug-21	73.90	70.47	73.45	44.24	42.17	43.75
Jul-21	78.00	72.86	72.86	47.00	43.89	43.89
Jun-21	77.89	73.93	75.27	47.60	43.93	46.32
May-21	77.50	74.92	76.52	46.76	44.55	46.40
Apr-21	75.39	68.04	74.73	45.47	39.73	44.47
Mar-21	69.42	67.16	68.04	40.45	38.30	39.95
Feb-21	71.99	68.02	69.42	43.19	39.67	39.67
Jan-21	73.60	69.22	69.28	44.66	41.14	41.14

ANALYST COVERAGE

Institution	Analyst name	E-mail
ACTINVER	Enrique Mendoza Farias	emendoza@actinver.com.mx
BBVA BANCOMER	Pablo Abraham Peregrina	pablo.abraham@bbva.com
GBM	Luis Rodrigo Willard Alonso	lrwillard@gbm.com
INTERCAM	Richard Horbach Martinez	rhorbach@intercam.com.mx
JP MORGAN	Ulises Argote	ulises.argote@jpmorgan.com
SANTANDER	Alanis Peña Alan	aalanis@santander.com.mx
BANK OF AMERICA	Fernando Olvera	folvera@bofa.com

APPENDICES

For reference, some figures have been translated into millions of U.S. dollars (“USD”) using an exchange rate of $20.64 per USD $1.0, which corresponds to the rate at the close of September 30, 2021, according to Mexico’s National Bank.

•	Consolidated Statement of Financial Position
•	Consolidated Statement of Income
•	Consolidated Statement of Cash Flows
•	Derivatives Position Report

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
-Unaudited-

	In U.S. Dollar	September 30,	December 31,
In million pesos	2021	2021	2020*
TOTAL ASSETS	$3,065.0	63,262.3	58,475.0

Total current assets	1,750.8	36,137.1	32,586.0
Cash and cash equivalents	973.3	20,088.0	19,242.4
Total accounts receivable	229.8	4,743.4	4,366.7
Inventories	427.1	8,814.6	7,701.0
Other current assets	120.7	2,491.1	1,275.9

Total non current assets	1,314.2	27,125.2	25,889.0
Net property, plant and equipment	1,015.3	20,956.4	19,733.8
Other non current Assets	298.9	6,168.8	6,155.2

TOTAL LIABILITIES	$755.9	15,601.5	14,548.2

Total current liabilities	503.3	10,388.9	8,179.8
Notes payable to banks	88.1	1,818.3	1,251.7
Accounts payable	315.1	6,503.2	5,834.0
Other taxes payable and other accruals	100.2	2,067.4	1,094.1

Total long-term liabilities	252.5	5,212.6	6,368.4
Long-term debt	-	-	1,460.4
Other non current liabilities	44.7	922.6	1,033.0
Deferred income taxes	207.8	4,290.0	3,875.0

TOTAL STOCKHOLDERS' EQUITY	$2,309.1	47,660.8	43,926.8

Capital stock	56.9	1,174.2	1,174.3
Commission in shares issued	20.0	413.3	413.4
Retained earnings	2,148.5	44,345.6	40,874.4
Others accounts	58.7	1,211.4	855.5
Non controlling interest	25.0	516.4	609.2

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,065.0	63,262.3	58,475.0

*Audited

CONSOLIDATED STATEMENT OF INCOME
Third Quarter Results, ended September 30th:
-Unaudited-

	U.S. Dollar
In millions pesos	2021	2021	2020
Net sales	$980.1	20,229.0	18,292.4
Cost of sales	853.6	17,619.0	15,107.6
Gross profit	126.5	2,610.0	3,184.7
SG&A	86.8	1,790.9	1,600.8
Other income (expenses), net	(3.9)	(80.7)	(99.2)
Operating income	35.8	738.4	1,484.8
Net finance income	22.3	459.6	(267.5)
Income tax	18.4	380.6	359.2
Net Income	$39.6	817.4	858.1

Non-controlling interest	(1.28)	(26.4)	30.1
Net controlling interest profit	40.88	843.8	828.0
Basic and diluted earnings per share	0.07	1.41	1.38
Basic and diluted earnings per ADR	0.82	16.88	16.56
Weighted average Shares outstanding1	599,734	599,734	599,823

EBITDA Result	$54.6	1,127.4	1,828.2

Gross margin	12.9%	12.9%	17.4%
Operating margin	3.7%	3.7%	8.1%
Net margin	4.2%	4.0%	4.7%
EBITDA margin	5.6%	5.6%	10.0%

1 In thousands

CONSOLIDATED STATEMENT OF INCOME
Accumulated results, for the nine months ended September 30.
-Unaudited-

	U.S. Dollar
In millions pesos	2021	2021	2020
Net sales	$2,928.7	60,447.5	50,462.7
Cost of sales	2,406.0	49,659.7	43,239.4
Gross profit	522.7	10,787.9	7,223.3
Selling, general and administrative expenses	249.9	5,157.4	4,740.5
Other income (expenses), net	(11.8)	(244.3)	(311.2)
Operating income	261.0	5,386.1	2,171.5
Net finance income	33.1	682.2	2,036.8
Income tax	84.0	1,733.3	1,208.3
Net income	$210.0	4,335.1	3,000.0

Non-controlling interest	(4.16)	(85.8)	40.2
Net controlling interest profit	214.2	4,420.9	2,959.8
Basic and diluted earnings per share	0.36	7.37	4.93
Basic and diluted earnings per ADR	4.29	88.5	59.21
Weighted average Shares outstanding1	599,766	599,766	599,818

EBITDA Result	$313.9	6,478.2	3,213.1

Gross margin	17.8%	17.8%	14.3%
Operating margin	8.9%	8.9%	4.3%
Net margin	7.3%	7.2%	5.9%
EBITDA margin	10.7%	10.7%	6.4%

1 In thousands

CONSOLIDATED STATEMENT OF CASH FLOWS
In million of pesos
-Unaudited-

	U.S. Dollar	September 30,
	2021	2021	2020
NET MAJORITY INCOME BEFORE INCOME TAX	$294.0	6,068.4	4,208.3

ITEMS RELATING TO INVESTING ACTIVITIES:	59.4	1,226.7	975.5
Depreciation and others	65.8	1,358.3	1,312.0
Income (loss) on sale of plant and equipment	3.1	63.3	25.8
Other Items	(9.4)	(194.9)	(362.4)

NET CASH GENERATED FROM NET INCOME BEFORE TAXES	353.4	7,295.1	5,183.9
CASH GENERATED OR USED IN THE OPERATION:	(56.5)	(1,166.0)	(1,779.4)
Decrease (increase) in accounts receivable	(11.6)	(239.0)	(829.4)
Decrease (increase) in inventories	(72.0)	(1,487.0)	(1,300.9)
Increase (decrease) in accounts payable	86.8	1,791.9	1,036.1
Other Items	(59.7)	(1,231.9)	(685.2)

NET CASH FLOW FROM OPERATING ACTIVITIES	297.0	6,129.1	3,404.4

NET CASH FLOW FROM INVESTING ACTIVITIES	(78.9)	(1,629.1)	(1,270.8)
Acquisition of property, plant and equipment	(109.1)	(2,251.1)	(1,570.1)
Proceeds from sales of property plant and equipment	0.8	17.1	118.7
Other Items	29.3	604.9	180.6

CASH FLOW SURPLUS (REQUIREMENTS OF) TO BE USED IN FINANCING ACTIVITIES	218.0	4,500.0	2,133.6

Net cash provided by financing activities:	(177.1)	(3,654.4)	(3,098.0)
Proceeds from loans	59.9	1,237.2	3,313.9
Principal payments on loans	(92.2)	(1,903.8)	(6,033.9)
Dividends paid	(41.3)	(851.6)	(791.7)
Other items	(103.5)	(2,136.1)	413.8
Net increase (decrease) in cash and equivalents	41.0	845.6	(964.4)

Cash and investments at the beginning of year	$932.3	19,242.4	19,164.8
CASH AND INVESTMENTS AT END OF PERIOD	$973.3	20,088.0	18,200.4

DERIVATIVES POSITION REPORT

Third Quarter 2021
Thousands of Mexican Pesos, as of September 30, 2021
TYPE OF FINANCIAL INSTRUMENT	OBJECTIVE	NOTIONAL	VALUE OF THE RELATED COMMODITY				REASONABLE VALUE		AMOUNTS DUE BY YEAR	GUARANTIES REQUIRED
			3Q-2021		2Q-2021		3Q-2021	2Q-2021
Forward Vanilla, and KO Fwd	Hedge	$ 130,725	$ 20.64		$ 19.95		$ 63,580	$-237,421	91% in 2021; 9% 2022	The deals consider the possibility of margin calls but not another kind of guarantee
Futures for corn and soybean meal	Hedge	$ 63,826	CORN		CORN		-$ 3,890	$ 12,244	44% in 2021 and 56% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price
			Dec-21	$ 5.368	Jul-21	$ 7.200
			Mar-22	$ 5.445	Sep-21	$ 5.993
					Dec-21	$ 5.885
			SOYBEAN MEAL		SOYBEAN MEAL
			In USD per ton		In USD per ton
			month	price	month	price
			Dec-21	$ 328.7	Aug-21	$ 377.5
			Jan-22	$ 331.0	Sep-21	$ 379.0
			Mar-22	$ 333.4	Oct-21	$ 378.8
			May-22	$ 337.1	Dec-21	$ 381.7
			Jul-22	$ 340.5	Jan-22	$ 380.1
			Aug-22	$ 341.4	Mar-22	$ 374.1
			Sep-22	$ 341.3	May-22	$ 371.8
			Oct-22	$ 339.1	Jul-22	$ 373.7
			Dec-22	$ 340.3	Aug-22	$ 369.6
					Sep-22	$ 369.6
Options of Corn	Hedge	$ 152,988	CORN		CORN		$ 23,350	$ 88,823	95% in 2021 and 5% in 2022
			In USD per Bushel		In USD per Bushel
			month	price	month	price
					Jul-21	$ 7.200
					Sep-21	$ 5.993
					Dec-21	$ 5.885
			Dec-21	$ 5.368	Mar-22	$ 5.955
			Mar-22	$ 5.445
Options of soybean meal	Hedge	$ 210,800	SOYBEAN MEAL		SOYBEAN MEAL		-$ 21,390	$ 3,603	59% in 2021 and 41% in 2022
			In USD per ton		In USD per ton
			month	price	month	price
					Aug-21	$ 377.5
					Sep-21	$ 379.0
			Oct-21	$ 343.1	Oct-21	$ 378.8
			Dec-21	$ 328.7	Dec-21	$ 381.7
			Jan-22	$ 331.0	Jan-22	$ 380.1
			Mar-22	$ 333.4	Mar-22	$ 374.1
			May-22	$ 337.1	May-22	$ 371.8

-The total financial instruments do not exceed 5% of total assets as of September 30, 2021.

-The notional value represents the net position as of September 30, 2021 at the exchange rate of Ps.20.64 per one dollar.

-A negative value means an unfavorable effect for the Company.

Third Quarter 2021
Thousands of Mexican Pesos, as of September 30, 2021						PROBABLE SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY			EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW(3)
		Reference Value (1)
		-2.5%	2.5%	5.0%		-2.5%	2.5%	5.0%
Forward Vanilla, and KO Fwd	$ 63,580	$20.12	$ 21.16	$ 21.67	Direct	-$ 6,254	$ 122,273	$ 189,766
		-5%	5%	10%		-5%	5%	10%
Futures of Corn: (2)	-$ 3,890	$ 5.099	$ 5.636	$ 5.904	The effect will materialize as the inventory is consumed	-$ 7,081	-$ 699	$ 2,493
Futures of Soybean Meal: (2)		$ 325.9	$ 360.3	$ 377.4
Options for Corn	$ 23,350	$ 5.099	$ 5.636	$ 5.904		$ 15,700	$ 30,999	$ 38,648
Options of Soybean Meal	-$ 21,390	$ 325.9	$ 360.3	$ 377.4		-$ 33,681	-$ 9,434	$ 2,522

(1) The reference value is the exchange  rate of Ps. $20.64 per USD as of September 30, 2021.

(2) The reference values are; the future of corn for September 2021, $5.3675 USD/bushel and the future of soybeanmeal for October 2021, $343.10USD/ton.

    'All the evaluations are performed according with the corresponding future, here only the first month futures are shown.

(3) The Company has credit lines with the majority of its counterparts, so that the effect in cash flow is lower than the amount shown.

-A negative value means an unfavorable effect for the Company.

Third Quarter 2021
Thousands of Mexican Pesos, as of September 30, 2021							STRESS SCENARIO
TYPE OF FINANCIAL INSTRUMENT	REASONABLE VALUE	VALUE OF THE RELATED COMMODITY				EFFECT ON THE INCOME STATEMENT	EFFECT ON THE CASH FLOW
		Reference Value
		-50%	-25%	25%	50%		-50%	-25%	25%	50%
Forward Vanilla and KO Fwd	$63,580	$10.32	$15.48	$25.80	$30.96	Direct	-$1,333,173	-$634,798	$602,090	$1,171,086

CONFERENCE CALL INFORMATION

The Company will host its third quarter 2021 earnings call, on Monday, October 25th, 2021. The earnings call will take place at 3:00 pm Central Time (4:00 pm ET).

Toll free in the U.S.: 1 (888) 771-4371

Toll free in Mexico: 001 866 779 0965

A current list of available local and international free phone telephone numbers:

http://web.meetme.net/r.aspx?p=12&a=UanmoXYcFjkTlS

Confirmation Number: 50236531

COMPANY DESCRIPTION

Industrias Bachoco is the leader in the Mexican poultry industry, and one of the largest poultry producers globally. The Company was founded in 1952, and became a public company in 1997, via a public offering of shares on the Mexican and The New York Stock Exchange. Bachoco is a vertically integrated company headquartered in Celaya, Guanajuato located in Central Mexico. Its main business lines are: chicken, eggs, balanced feed, swine, and turkey and beef value-added products. Bachoco owns and manages more than a thousand facilities, organized in nine production complexes and 80 distribution centers in Mexico, and a production complex in the United States. Currently the Company employs more than 29,000 people.

The Company is rated AAA (MEX), the highest rating awarded by Fitch Mexico, S.A. de C.V., and HR AAA which signals that the Company and the offering both have the highest credit quality by HR Ratings de Mexico S.A. de C.V.

DISCLAIMER

The document contains certain information that could be considered forward looking statements concerning anticipated future events and performance of the Company. The statements reflect management’s current beliefs based on information currently available and are not guarantees of future performance and are based on our estimates and assumptions that are subject to risks and uncertainties, including those described in our Annual Information Form, which could cause our actual results to differ materially from the forward-looking statements contained in this document. Those risks and uncertainties include risks associated with ownership in the poultry industry, competition for investments within the poultry industry, shareholder liability, governmental regulation, and environmental matters. As a result, there can be no assurance that actual results will be consistent with these forward-looking statements. Except as required by applicable law, Industrias Bachoco, S.A.B. de C.V., undertakes no obligation to publicly update or revise any forward-looking statement.

IR contact information: maria.jaquez@bachoco.net andrea.guerrero@bachoco.net T. +52(461)618 3555